WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04035002

June 23, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 21, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 6/29

21 June 2004

HOLDING IN COMPANY

Marks and Spencer Group plc was notified on 21 June 2004 by Brandes Investment Partners, LLC ('Brandes') that at close of business on 16 June 2004:

(i) Brandes was interested in 154,407,431 ordinary shares and 19,262,518 American Depository Receipts in Marks and Spencer Group plc, which together represent the equivalent of 269,982,539 ordinary shares - approximately 11.9% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 535 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Act.

For further information, please contact:
Helen Baker
Tel. 020 7268 2867